SEC FILE NUMBER 000-25434
CUSIP NUMBER 114340102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Brooks Automation, Inc.
Full Name of Registrant

Former Name if Applicable

15 Elizabeth Drive
Address of Principal Executive Office (Street and Number)

Chelmsford, MA 01824
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brooks Automation, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended September 30, 2019 (the “Form 10-K”)  within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

Management is reviewing the timing of revenue recognition with respect to product shipped from one of the Company’s contract manufacturers within the Company’s Semiconductor Solutions Group segment that represents approximately $1.0 million in revenue.  As a result, management, in consultation with the Audit Committee of the Company’s Board of Directors,  is also reviewing the timing of revenue recognition for similar transactions.  The Company’s review has not yet been finalized, has delayed the completion of the Company’s financial statements and the Company’s annual audit, and has impacted the Company’s ability to timely file the Form 10-K. The Company expects to file the Form 10-K as soon as practical within the 15-day extension period.

Separate from the review of the timing of revenue recognition and related delay in filing the Form 10-K as described above, the Company also expects to report in the Form 10-K management’s conclusion that a material weakness in internal controls over financial reporting exists with respect to the accuracy of revenue recorded at a business unit within its Brooks Life Sciences segment. Specifically, the Company found certain immaterial errors in regards to the price and quantity of certain billings and concluded the Company did not maintain effective controls to verify the accuracy of the price and quantity data for customer transactions entered into the business unit’s billing system, and to verify that the invoices generated from the billing system were based on the appropriate amounts.  These control deficiencies did result in immaterial adjustments to the consolidated financial statements for the year ended September 30, 2019,  but management concluded that the material weakness did not result in any misstatements that are material to the Company’s consolidated financial statements for any reported period.  Management has concluded, however, that the internal control issues represent a material weakness that it expects to report in Item 9A of the Form 10-K. These conclusions have been discussed with the Company’s Audit Committee and the Company’s independent registered public accounting firm.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason W. Joseph Senior Vice President, General Counsel and Secretary	(978)	262-2400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period the the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not completed the preparation of its financial statements for the year ended September 30, 2019, and management is still discussing the potential effects, if any, with the Audit Committee of the Company’s Board of Directors and with its independent registered public accounting firm of the revenue recognition review discussed above.  If adjustments are required as a result of the revenue recognition review described above, the Company currently expects to report results for the year ended September 30, 2019, as compared to the year ended September 30, 2018, substantially consistent with the year-over-year performance trends set forth in the results announced on November 6, 2019 and furnished to the SEC with the Form 8-K.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the outcome and impact of the Company’s revenue recognition review, the Company’s ability to complete the filing of the Form 10-K within the 15-day extension period and the Company’s expected financial results. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to complete the Form 10-K, including the financial statements for the fiscal year ended September 30, 2019, and the possibility that it will not be able to do so within the anticipated time period and other risks detailed in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended September 30, 2018. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25.  The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Brooks Automation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 2, 2019	By:	/s/ Jason W. Joseph
Jason W. Joseph Senior Vice President, General Counsel and Secretary